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May 19, 2022

VIA Email: Countrymanv@sec.gov

Vanessa Countryman
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:   Vanessa Countryman, Secretary of the SEC

Re:          Resignation and Waiver of Deferred Fee by BMO Capital Markets
Corp. in
             Connection with Tuatara Capital Acquisition Corp. Initial Public
Offering

Dear Ms. Countryman:

BMO Capital Markets Corp. (   BMO   ) previously served as one of the
underwriters for Tuatara
Capital Acquisition Corp. (   Tuatara   ) in its initial public offering (the
 IPO   ). On May 18, 2022, BMO
provided notice to Tuatara that BMO is resigning and refusing to act as underwriter, and is gratuitously and without any consideration waiving any entitlement to its portion of the deferred
underwriting fee that accrued from its participation in Tuatara   s IPO, as
reflected in the underwriting
agreement, dated on or about February 11, 2021. BMO did not participate in any aspect of the proposed business combination with SpringBig, Inc. and Tuatara has no other contractual relationship with BMO.

This letter is being furnished by BMO to the Securities and Exchange Commission pursuant to
Section 11(b) of the Securities Act of 1933, as amended, to disclaim any responsibility by BMO for
any part of Tuatara   s registration statement originally filed on Form S-4 on
February 10, 2022,
including any amendments thereto.

Please contact me at (212)-605-1414 or email me at brian1.riley@bmo.com if you have any questions or require further information.


Sincerely,



Brian
B i Riley
      Ril
Managing Director
BMO Capital Markets